UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								December 14, 2005

Via Facsimile and U.S. Mail

Alejandro de la Fuente Goic
Chief Financial Officer
Presidente Riesco 5711 Piso 20
Las Condes,
Santiago, Chile

	Re:	Lan Airlines SA
		Form 20-F for the Fiscal Year Ended December 31, 2004 Filed September June 30, 2005
		File No. 001-14728

Dear Mr. de la Fuente Goic:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from page 20 that your network includes destinations in Cuba. We also note that your website provides information for an office and call center in Cuba. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and subject to economic sanctions administered by the U.S.
Treasury Department`s Office of Foreign Assets Control, please address the materiality of any operations in, and contacts with, Cuba, such as flights to and from Cuba, Cuban offices and transactions or arrangements with Cuban entities and nationals. Discuss whether such operations, transactions, arrangements and other contacts constitute a material investment risk for your security holders.

2. In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuban flights and other Cuban contacts. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. Among factors that you may deem relevant to your materiality analysis, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
Alejandro de la Fuente Goic
Lan Airlines
December 14, 2005
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